C21 INVESTMENTS INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

OF THE CANADIAN SECURITIES ADMINISTRATORS

To: Davidson & Company LLP, Chartered Professional Accountants, Vancouver, British Columbia

and

To:  Baker Tilly US, LLP, Certified Public Accountants, Irvine, California

C21 Investments Inc. (the "Company") hereby provides notice pursuant to section 4.11 of National Instrument 51-102 ("NI 51-102") of a change in the auditor of the Company from Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia to Baker Tilly US, LLP, Certified Public Accountants, of Irvine, California and confirms the following:

1. At the request of the Company, Davidson & Company LLP, Chartered Professional Accountants ("Davidson") tendered its resignation as auditor of the Company effective as of January 19, 2021;

2. Baker Tilly US, LLP, Certified Public Accountants ("Baker Tilly") advised the Company of its agreement to be appointed as successor auditor of the Company effective upon Davidson's resignation;

3. The Board of Directors of the Company has appointed Baker Tilly as successor auditor of the Company effective as of January 19, 2021 to fill the vacancy created by the resignation of Davidson and to perform the audit of the annual financial statements of the Company for the financial year ended January 31, 2021;

4. There were no modified opinions expressed in the auditor's reports of Davidson on the annual financial statements of the Company for the financial years ended January 31, 2019 and 2020; and

5. In the opinion of the Company, there are no "reportable events" (as that term is defined in NI 51-102).

The Company requests that each of Davidson and Baker Tilly review this Notice and provide the Company on or before January 26, 2021 with a letter addressed to the the British Columbia, Alberta and Ontario Securities Commissions stating whether it (i) agrees, (ii) disagrees (and the reasons why), or (iii) has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED at Vancouver, British Columbia as of the 19th of January, 2021.

C21 INVESTMENTS INC.

Per: "Michael Kidd"
Michael Kidd
Chief Financial Officer